Mail Stop 3561

December 21, 2006

Stephen R. Crowder
Chief Executive Officer
Decorize, Inc.
1938 East Phelps
Springfield, MO 65802

> **Re:** **Decorize, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on**
> **Form S-3 on Form SB-2**
> **Filed November 22, 2006**
> **File No. 333-127070**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **File No. 1-31260**

Dear Mr. Crowder:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Post-Effective Amendment No. 1 to Registration Statement on Form S-3 on Form SB-2</u>

<u>General</u>

1. Please confirm whether any sales of securities were made, pursuant to the prospectus contained in this registration statement, since November 22, 2006, the filing date of this

post-effective amendment. We may have further comment upon review of your
response.

2. It appears that you have inappropriately filed a post-effective amendment to increase the
    number of shares being registered in the offering from 19,273,320 common shares to
    21,172,092 common shares. Please revise or tell us the basis or other authority for
    increasing the number shares registered in the offering by use of a post-effective
    amendment. We may have comment upon review of your response.

Facing Page

3. On the facing page, please add a sentence indicating that the securities are being offered
    on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. See
    interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July
    1997) and Form S-1 to review the disclosure that you should include.

Management's Discussion and Analysis of Financial Condition…, page 26

Critical Accounting Policies, page 26

4. We note your disclose that revenue is recognized *generally* upon receipt by the customer.
    Please explain your shipping terms and describe the circumstances when revenue is
    recognized prior to receipt by the customer.

5. Please revise your management's discussion and analysis to highlight the differences in
    accounting for stock-based employee compensation before and after the adoption of
    SFAS No. 123(R). See SAB Topic 14M.

Consolidated Statements of Operations for the Three Months Ended September 30, 2006 and
2005, page F-5

6. Please revise and present share based compensation in the same lines that you classify
    cash compensation to employees and not as a separate line. See SAB Topic 14H.

Notes to the Consolidated Financial Statements for the Three Months Ended September 30,
2006 and 2005, page F-8

General, page 9

7. We note the receivables and due to factor balances changed materially between the
    annual financial statements and your interim balance sheet date. Please advise or include
    the factoring agreement disclosures included in your annual financial statements so the
    interim financial statements are not misleading. See the instructions to Item 310(b) of
    Regulation S-B.

Consolidated Balance Sheets for the Years Ended June 30, 2006 and 2005, page F-11

8. Please disclose, either parenthetically or in a note, the carrying and redemption amounts of redeemable preferred stock. See Rule 5-02.28 of Regulation S-X.

Consolidated Statements of Operations for the Years Ended June 30, 2006 and 2005, page F-14

9. Please tell us how the beneficial conversion feature on the redeemable preferred stock affected your calculations of basic and diluted earnings per share, if at all. We note you disclose it was recognized as a constructive dividend.

Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, page F-18

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-18

Impairment of Long-lived Assets, page F-19

10. The recurring operating losses and operating cash outflows indicate that the carrying value of your long-lived assets may not be recoverable. Reference is made to SFAS 144 paragraph 8(e). Please describe how you conducted your long-lived asset impairment analysis including management's basis for grouping assets and liabilities, estimating the fair value of asset groups and the comparative results of estimated fair value to carrying value. Also please tell us when you last performed an impairment analysis.

Goodwill, page F-19

11. Your disclosure indicates you compare goodwill fair value to its carrying amount to determine potential impairment. Please confirm that you apply a two-step process that begins with estimating the fair value of your reporting unit and compares it to its carrying amount, including goodwill. Please also confirm either the first step did not indicate impairment existed or the second step of your impairment test indicated that the carrying amount of goodwill did not exceed its implied fair value. See paragraphs 19 through 22 of SFAS No. 142. Please revise the disclosure to suggest the goodwill impairment process methods applied are in accordance with SFAS No. 142, as applicable.

Note 3 – Due from Factor and Line of Credit, page F-24

12. Please include a schedule of accounts receivable that reconciles assigned receivables, less factor advances, subtotals amounts due from factor, less unfactored receivables and allowances, as of each balance sheet date, as applicable.

13. Please disclose whether the transferred receivables qualify for sale treatment or as a secured borrowing. See paragraphs 11 and 15 of SFAS No. 140. Please expand your disclosure to indicate the party responsible for servicing transferred receivables and include sale or borrowing disclosures, as applicable. See paragraph 17 of SFAS No. 140.

Note 8: Stock Based Compensation, page F-32

14. Prior to adopting SFAS No. 123(R) we note you modified awards on May 4, 2005. Please tell us if you adopted variable accounting and recognized compensation expense for these awards. If so, please disclose the significant terms of the modifications. See SAB Topic 14K. Alternatively, please tell us why the cancellation and reissuance of options did not qualify for variable accounting.

Undertakings

15. Please disclose the undertaking in Item 512(g)(2) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) located on our website at www.sec.gov.

Forms 10-KSB for Fiscal Year Ended June 30, 2006 and 10-QSB for Fiscal Quarter Ended September 30, 2006

16. To the extent that any comments on the Form SB-2 apply to the Form 10-KSB for Fiscal Year Ended June 30, 2006 and Form 10-QSB for Fiscal Quarter Ended September 30, 2006, please revise accordingly.

Form 10-KSB for Fiscal Year Ended June 30, 2006

17. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective. We further note your disclosure that management "[h]as begun taking steps to attempt to address the deficiencies and weaknesses noted by BKD, however, it has not successfully resolved the matters raised by BKD." Please revise to disclose in greater detail and specificity the nature of the material weaknesses that management is attempting to address. Further, please revise to discuss the specific steps that management has taken, and is taking, if any, to remediate the material weakness.

Exhibits 31.1 and 31.2

18. We note that you have included the title of the certifying individual at the beginning of the 302 certifications. Please delete the title of the certifying individual in the 302 certifications.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

   19. Please comply with any comments issued on the Form 10-KSB, to the extent they are applicable.

<center>* * * *</center>

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     You may contact J. Scott Stringer, Staff Accountant, at (202) 551-3272, or Brian McAllister, Staff Accountant, at (202) 551-3341, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

               Sincerely,

               H. Christopher Owings
               Assistant Director

cc: Lance M. Hardenburg, Esq.
       Hallett & Perrin, P.C.
       Fax: (214) 922-4142